September 14, 2020

VIA EDGAR

Re: PPD, Inc.

Registration Statement on Form S-1

File No. 333-248780

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nick Lamparski

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PPD, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on September 16, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

PPD, INC.

By:	/s/ B. Judd Hartman
	Name:	B. Judd Hartman
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

[Signature Page to Company Acceleration Request]